Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 333-233509
           Company OverviewThird Quarter 2019

   Disclaimers & Notes  No Offer or SolicitationThis communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Cautionary Statement Regarding Forward-Looking StatementsCertain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media and Gannett, the benefits and synergies of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.Forward-looking statements are based on New Media’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. New Media can give no assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:continued declines in advertising and circulation revenues, economic conditions in the markets in which New Media operates, including natural disasters, tariffs and other factors affecting economic conditions generally, competition from other media companies;the possibility of insufficient interest in New Media's digital and other businesses, technological developments in the media sector;an ability to source acquisition opportunities with an attractive risk-adjusted return profile, inadequate diligence of acquisition targets, and difficulties integrating and reducing expenses, including at our newly acquired businesses;the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction; the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; general economic and market conditions;the retention of certain key employees; and the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base. Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

   Disclaimers & Notes  Additional Information and Where to Find ItThis communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (“SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com,and Gannett’s website, www.gannett.com.Past performance.  In all cases where historical performance is presented, please note that past performance is not a reliable indicator of future results and should not be relied upon as the basis for making an investment decision.  See “No Offer or Solicitation” above.No tax, legal, accounting or investment advice. The presentation is not intended to provide, and should not be relied upon for, tax, legal, accounting or investment advice. Any statements of federal tax consequences contained in the presentation were not intended to be used and cannot be used to avoid penalties under the Internal Revenue Code or to promote, market or recommend to another party any tax related matters addressed herein.Distribution of this presentation. These materials are not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use is contrary to local law or regulation.Same Store and Organic Same Store Revenues. Same store results take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period. The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and not considered material. Organic same store revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany. Non-GAAP measures. This presentation includes non-GAAP measures, such as Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage. See “Appendix” in this presentation for information regarding these non-GAAP measures, including reconciliations to the most directly comparable GAAP financial measure.

 Investment Highlights – Q3 2019 & Subsequent Events(1)  Reported revenue was $376.6 million, a decrease of 1.0% to prior year on a reported basis, and down 7.9% on an organic same store basisDigital revenue of $50.0 million, an increased of 7.3% to prior year on a reported basis, which represents 13.3% of total revenueCirculation strategy continues to progress with total subscriber growth in the quarter; digital-only subscribers increased 64.9% to prior year   Liquidity, consisting of cash on the balance sheet and undrawn revolver, as of September 29, 2019 of $60.1 million(2)On October 16, 2019 the Board declared a Q3 dividend of $0.38 per common shareAs of September 29, 2019, net leverage was 2.3x(3)  Continued Revenue Diversification  Q3 Balance Sheet & Dividend  ContinuedInvestment in Organic Growth  UpCurve revenue of $26.7 million increased 4.6% vs. prior yearUpCurve revenue is now $106.9 million for the LTM period, up 19.2% over the prior LTM periodGateHouse Live and Promotions Q3 revenue combined increased 49.6% compared to prior year to $17.0 million  Required regulatory approvals have been obtainedExpected to close shortly after the special meeting, which will be held on November 14, 2019Confident in annualized run-rate synergies at the high end of our target range of $275-$300 million to be achieved in 18-24 months  Subsequent Events – Gannett Acquisition  As of October 31, 2019.Consisting of cash on the balance sheet of $28.6 million and undrawn revolver of $31.5 million as of September 29, 2019.Net leverage ratio is calculated by subtracting cash on the balance sheet from total debt, and dividing it by Q3 2019 LTM As Adjusted EBITDA.

 2019 Focus Areas – Q3 Update  Revenue is rounded as of Q3 2019.  News  UpCurve  GateHouse Live + Promotions  Sales disruption from transaction announcement and leadership transitionImproved in September and October sales performance   Gannett Transaction UpdateRequired regulatory approvals have been obtainedConfident in achieving the high end of synergies target range in 18-24 monthsCombined Company Board recently announced Consumer MarketingQ3 total subscriber growthDigital-only grew 64.9% to 217KInvestigative ReportingAnnounced partnership with the Midwest Center for Investigative ReportingFunds agriculture data journalism fellowshipAccesses Center’s data sets and supports product development for rural audiencesAwardsAlex Kuffner from The Providence Journal won a first-place award from the Society of Environmental Journalists for his coverage of invasive jellyfish in Rhode Island watersThe Austin American-Statesman was awarded first place for both Best Digital Presence and Best Section by The Society for Features Journalism  Revenue of $17.0 million, an increase of 49.6% to prior year driven by:Outperformance by our Community’s Choice Awards conceptHosting 22 endurance races with over 66K participantsHaving our largest month ever for Promotions (September)  4.6%  UpCurve Revenues(1)  UpCurve Cloud

   Q3 2019 Revenue  Q3 2019 Revenue Trend vs. PY(1)  2019 Revenue Trend Target(2)  $17.0 million  +49.6%  +25-35%  $26.7 million  +4.6%  +25-35%  $28.3 million  -0.6%(3)  +0-1%(3)   $146.3 million  (5.8%)(3)  (3%) – (4%)(3)  2019 Revenue Trend Targets  Growth rate from Q3 2018 to Q3 2019 calculated based on: GateHouse Live + Promotions Q3 2019 reported revenue of $17.0mm and Q3 2018 reported revenue of $11.4mm, UpCurve Q3 2019 reported revenue of $26.7mm and Q3 2018 reported revenue of $25.5mm, Commercial Printing Q3 2019 organic same store revenue of $27.0mm and Q3 2018 organic same store revenue of $27.2mm, and Circulation Q3 2019 organic same store revenue of $136.8mm and Q3 2018 organic same store revenue of $145.2mm. Small discrepancies may exist due to rounding of revenue figures.Revenue growth targets are based on management’s views and estimates at the time reported. There can be no assurance of achieving any or all of the revenue targets, which are subject to a number of trends and uncertainties that could cause actual results to differ materially from the targets, many of which are beyond our control, including, but not limited to, our ability to execute on our planned sales strategies; with respect to GateHouse Live, cancellation of booked events; and with respect to Commercial Printing, our ability to realize revenue from contract wins. See “Disclaimers & Notes” at the beginning of the presentation.Percentage based on organic same store performance. GateHouse Live + Promotions and UpCurve growth trends are calculated to prior year reported, as these are internally sponsored revenue initiatives not typically generated in acquisitions. Commercial Printing growth trends are on an organic same store basis, as these items materially change based on the timing of acquisitions.  GateHouse Live + Promotions    Commercial Printing  Circulation

 Capital Allocation Update  Previously announced a third quarter dividend of $0.38 per share, which annualizes to $1.52(1)Liquidity of $60.1 million, consisting of cash on the balance sheet and undrawn revolver(2)Capital allocation strategy focused on maximizing long-term shareholder valueExpect to accelerate revenue growth and profitability through Gannett acquisition(3)Intend to expand market and product portfolio footprints to accelerate organic revenue and cash flow growthCommitted to returning cash flow to shareholders through a dividend  There can be no assurance that NEWM will continue to pay dividends at the current level or at all. In connection with the announcement of the agreement to acquire Gannett, we announced that the combined company expects to have an annual dividend of $0.76 per share, with the first post-closing quarterly dividend expected to be paid in May 2020.. See “Disclaimers & Notes” at the beginning of the presentation.Consisting of cash on the balance sheet of $28.6 million and undrawn revolver of $31.5 million as of September 29, 2019.The Gannett acquisition is expected to close shortly after the stockholder votes which will be held on November 14, 2019 and subject to the satisfaction of customary closing conditions. See “Disclaimers & Notes”.  Cumulative Common Dividend Since Spin-off(1)  Dividend raised 5x since inception          (1)

 New Media Overview  Note: All figures are as of September 29, 2019. SMBs in our market based upon data from Hoover’s using newspaper asset zip codes.   Community Focused Solutions  SMB Solutions Provider  New Media supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to our small and medium business (SMB) partners  New Media Reach

 Q3 2019 Financial Overview

 Q3 2019 Results and Non-GAAP Highlights(1)  A reconciliation of non-GAAP highlights is located in the appendix of the presentation.   Total revenues of $376.6 million were 1.0% below prior yearOrganic same store revenue decreased 7.9% vs. the prior yearAs Adjusted EBITDA of $45.1 millionFree Cash Flow of $32.2 millionRevenue, As Adjusted EBITDA and Free Cash Flow negatively impacted by approximately $1.5 million in loss from Hurricane DorianNet loss attributable to New Media of $18.5 million driven by: $12.1 million of deal costs and $7.2 million of tax expense  ($ in millions)  Q3 2019  Revenues  $ 376.6  Operating loss  $ (1.9)  Net loss attributable to New Media  $ (18.5)  GAAP Results  Non-GAAP Actual Highlights(1)  ($ in millions)  Q3 2019  Revenues  $ 376.6   Traditional Print  $137.5   Digital   $50.0   Subscription & Other  $189.2  As Adjusted EBITDA  $ 45.1  Free Cash Flow  $ 32.2

 Appendix

 New Media Diversified Revenue  Note: Small discrepancies may exist due to rounding of revenue or percentage categories.   ($ in millions)  Q3 2019$  Q3 2019%  Traditional Print      Local  $60.9   16.2%  Classified  $45.5   12.1%  Preprints  $31.1   8.3%  Total Traditional Revenue  $137.5   36.5%  Digital      Digital Advertising  $23.7   6.3%  UpCurve  $26.7   7.1%  Transactions & Other  ($0.4)  -0.1%  Total Digital Revenue  $50.0   13.3%  Subscription & Other      Circulation  $146.3   38.8%  Commercial Print, Distribution, & Events  $42.9   11.4%  Total Subscription & Other Revenue  $189.2   50.2%        Total Revenue  $376.6   100%

 Debt & Leverage Overview  Gross leverage ratio is calculated by dividing total debt by Q3 2019 LTM As Adjusted EBITDA.Net leverage ratio is calculated by subtracting cash on the balance sheet from total debt, and dividing it by Q3 2019 LTM As Adjusted EBITDA.  ($ in millions)  Rate  Ending Balance as of September 29, 2019  Term Loan B  Libor +6.25%, 1.0% floor  $434.0  Revolver  Libor + 5.25%  $8.0  Total Debt  8.56% Blended Rate  $442.0  Q3 2019 LTM As Adjusted EBITDA    $182.1  Cash on the Balance Sheet    $28.6  Gross Leverage Ratio(1)    2.4x  Net Leverage Ratio(2)    2.3x

 Condensed Consolidated Balance Sheets

 Unaudited Condensed Consolidated Income Statement

 New Media Quarterly and Full Year Same Store and Organic Same Store Revenue  Same store revenues take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period.  The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and not considered material.Tuck-in acquisitions are adjusted for non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.Organic Same Store Revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany. Revenue recognized during the twelve months ended September 29, 2019 was impacted by $1,642, as a result of applying the Accounting Standard Update to ASC Topic 606. For comparison purposes, for the twelve months ended September 29, 2019 to the prior year period, Organic Same Store Revenues, after excluding the impact of the Accounting Standard Update to ASC Topic 606, would have resulted in a decline of 7.2%.Pro-forma revenues assumes ownership of material acquisitions and divestitures for the entire period of time.   (In thousands)  3 months ended  3 months ended  $ Variance  % Variance    September 29, 2019  September 30, 2018      Reported Revenues   $376,649    $380,419   ($3,769)   -1.0%  Revenue adjustment for material acquisitions / divestitures  –  –  –  –  Same Store Revenue(1)   $376,649    $380,419   ($3,769)   -1.0%  Tuck-in Acquisitions(2)  (30,231)   (4,481)   –  –  53rd week   –    –   –  –  Organic Same Store Revenue, Total Company(3,4)    $346,419    $375,938   ($29,519)   -7.9%   (In thousands)  12 months ended  12 months ended  $ Variance  % Variance    September 29, 2019  September 30, 2018      Reported Revenues   $1,584,674    $1,504,417    $80,257   5.3%  Pro-forma adjustment for material acquisitions/divestitures   –    –    –    –   Pro-forma Revenue(5)   $1,584,674    $1,504,417    $80,257   5.3%  Tuck-in Acquisitions(2)  (219,780)   (12,325)     –     –   53rd week   –   (19,438)     –    –   Organic Same Store Revenue, Total Company(3,4)   $1,364,894    $1,472,654   ($107,760)   -7.3%

 Non-GAAP Reconciliation  A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This presentation includes non-GAAP measures used by New Media, such as Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage.Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage are not measurements of financial performance under GAAP and should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. These non-GAAP measures as calculated by New Media may differ from similar non-GAAP measures presented by other companies, so New Media’s measure may not be comparable to such other measures. We strongly urge you not to rely on any single financial measure to evaluate any business. New Media defines Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization, and non-cash impairments. New Media defines As Adjusted EBITDA as Adjusted EBITDA before transaction and project costs, merger and acquisition related costs, integration and reorganization costs, gain/loss on sale or disposal of assets, non-cash items such as non-cash compensation, and Adjusted EBITDA from non-wholly owned subsidiaries. The Company defines Free Cash Flow as As Adjusted EBITDA less capital expenditures, cash taxes, interest paid, and pension payments.We believe these non-GAAP measures, as defined above, are useful to investors for the following reasons:Evaluating performance and identifying trends in day-to-day performance because the items excluded have little or no significance on the Company’s day-to-day operations; andProviding assessments of controllable expenses that afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieving optimal financial performance.We use Adjusted EBITDA, As Adjusted EBITDA, Free Cash Flow, gross leverage, and net leverage as measures of our deployed revenue generating assets between periods on a consistent basis. We believe As Adjusted EBITDA and Free Cash Flow measure our financial performance and help identify operational factors that management can impact in the short term, mainly our operating cost structure and expenses.  We exclude mergers and acquisition, transaction, and project related costs such as diligence activities and new financing related costs because they represent costs unrelated to the day-to-day operating performance of the business that management can impact in the short term.  We consider the loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees, which by definition are excluded from Adjusted EBITDA.  Such charges are incidental to, but not reflective of our day-to-day operating performance of the business that management can impact in the short term.The following tables include a reconciliation of Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow to income (loss) from continuing operations.

 New Media Non-GAAP Reconciliation – Quarterly and Full Year(1)  Small discrepancies may exist due to rounding.Average interest paid for the three and twelve month period, respectively.